EXHIBIT 99.11

Media Release
Update on the Nemaska Lithium Bécancour project
13 March 2026

MONTRÉAL, Canada – Since assuming direct management of Nemaska Lithium in February, Rio Tinto has completed an in-depth review of the Nemaska Lithium Bécancour lithium hydroxide conversion project and its overall trajectory, working closely with the Nemaska Lithium team. This review confirmed that adjustments were needed to set the project on a stronger and more sustainable path.

As a result, Rio Tinto and the Nemaska Lithium Board have agreed to slow the pace of construction during 2026 to bring together the full project expertise of Nemaska Lithium and Rio Tinto, drawing on Rio Tinto’s experience managing similar situations. This approach will allow the project team to complete the optimisation work required to strengthen the execution plan and ensure the long-term success of the project.

This decision does not reflect any reduction in commitment from Rio Tinto or from the Board of Nemaska Lithium. Engineering for the Bécancour facility has been completed, and construction is now more than 70% advanced. Rio Tinto remains fully committed to the Bécancour project and to Québec, which is a critical hub for its global lithium growth strategy. As previously committed, Rio Tinto will continue to invest significantly in its Québec lithium business, including more than US$300 million in 2026.

During the optimisation period over the next several months, some activities at the Bécancour site will continue while others will be paused or deferred, and overall contractor workforce levels will be temporarily reduced. Rio Tinto is working closely with its contracting partners to ensure that affected individuals and stakeholders are informed appropriately and supported throughout the transition.

In parallel, project leadership roles are being aligned to reinforce oversight, governance and alignment between Nemaska Lithium and Rio Tinto teams, ensuring clear accountability and coordinated delivery as the project moves into its next phase. Construction is expected to ramp up again once the optimisation work has been completed, and Rio Tinto does not foresee major changes to the project’s overall timeline.

Rio Tinto and its equity partners will continue to work closely together as the project progresses.

Media Release

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